UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

043635606
(CUSIP Number)

August 19, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635606
1		NAMES OF REPORTING PERSONS
Lucro Investments VCC – ESG Opportunities Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
2,358,492(1)
	6	SHARED VOTING POWER
1,515,094(2)
	7	SOLE DISPOSITIVE POWER
2,358,492(1)
	8	SHARED DISPOSITIVE POWER
1,515,094(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,873,586(1)(2)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%(3)
12		TYPE OF REPORTING PERSON
FI

____________________
(1) Consists of (i) 943,397 shares of Common Stock (“Common Stock”) of Ascent Solar Technologies, Inc. (“Issuer”) held by Lucro Investments VCC – ESG Opportunities Fund (“Lucro”) and (ii) 1,415,095 shares of Common Stock issuable upon exercise of warrants to acquire shares of Common Stock (the “Warrants”) held by Lucro that are immediately exercisable.

(2) Consists of 1,515,094 shares of Common Stock held by Fleur Capital (S) PTE Ltd. (“Fleur”) in trust on behalf of Lucro.

(3) Percentage ownership based on 32,987,415 shares of Common Stock outstanding as of August 12, 2022, as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022. Percentage ownership reflects the fact that Lucro may not exercise the Warrants to the extent that, after giving effect to such exercise, Lucro would beneficially own in excess of 9.99% of the shares of Common Stock outstanding, or, at Lucro’s election on not less than 61 days’ notice, 19.99% of the shares of Common Stock outstanding.

CUSIP No. 043635606
1		NAMES OF REPORTING PERSONS
Fleur Capital (S) PTE Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,515,094(1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
1,515,094(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,515,094(1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%(2)
12		TYPE OF REPORTING PERSON
FI

_____________________
(1) Consists of 1,515,094 shares of Common Stock held by Fleur in trust on behalf of Lucro.

(2) Percentage ownership based on 32,987,415 shares of Common Stock outstanding as of August 12, 2022, as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022.

Item 1(a).  Name of Issuer:

Ascent Solar Technologies, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

12300 Grant Street, Thornton, CO 80241
Item 2(a).  Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Lucro Investments VCC - ESG Opportunities Fund
2.	Fleur Capital (S) PTE Ltd.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is 10 Anson Road, #16-06 International Plaza, Singapore 079903

Item 2(c).  Citizenship:

See Row 4 of the cover page for each Reporting Person.

Item 2(d).  Title of Class of Securities.

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).  CUSIP Number:

043635606

Item 3.       If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.       Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.     Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.     Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2022	LUCRO INVESTMENTS VCC – ESG OPPORTUNITIES FUND

By: /s/ Chee Wee YAP
Name: Chee Wee YAP
Title: Investment Committee Member

By: /s/ Su Peng GOH
Name: Su Peng GOH
Title: Investment Committee Member

By: /s/ Madison LIN
Name: Madison LIN
Title: Investment Committee Member

FLEUR CAPITAL (S) PTE LTD.

By: /s/ Chee Wee YAP
Name: Chee Wee YAP
Title: Director

EXHIBITS

1: Joint Filing Agreement, dated August 29, 2022, among the Reporting Persons.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13G may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Dated: August 29, 2022	LUCRO INVESTMENTS VCC – ESG OPPORTUNITIES FUND

By: /s/ Chee Wee YAP
Name: Chee Wee YAP
Title: Investment Committee Member

By: /s/ Su Peng GOH
Name: Su Peng GOH
Title: Investment Committee Member

By: /s/ Madison LIN
Name: Madison LIN
Title: Investment Committee Member

FLEUR CAPITAL (S) PTE LTD.

By: /s/ Chee Wee YAP
Name: Chee Wee YAP
Title: Director